

May 23, 2017

Mr. Peter Chung
Principal
Marlin Management Company, LLC
338 Pier Avenue
Hermosa Beach, California 90254

> **Re:** **Tangoe, Inc.**
> **Tender Offer Statement on Schedule TO**
> **Filed May 12, 2017 by Marlin Management Company, LLC**
> **File No. 005-86565**

Dear Mr. Chung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that affiliates of the filing persons beneficially own approximately 10.4% of the outstanding Shares. Please provide an analysis as to the applicability of Rule 13e-3.

Acceptance for Payment and Payment for Shares, page 6

2. We note disclosure stating that, upon the deposit of funds with the Depositary, the bidder's obligation to make payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment. Please revise this disclosure, or advise how delivery of the consideration to the bidder's agent satisfies the bidder's obligation under Rule 14e-1(c).

Certain Conditions of the Offer, page 55

3. Certain of the conditions speak as to the Acceptance Time. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer, not merely before acceptance of the Shares. Please clarify the disclosure on this point.

4. We note that the Financing Proceeds Condition is expected to be satisfied or waived at least five business days before expiration of the offer. Please clarify the disclosure to state that in all events at least five business days will remain in the offer following satisfaction or waiver of this condition, or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

5. Given that there is a financing condition, please provide bidder financial statements. See Item 10 of Schedule TO.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Richard A. Presutti, Esq.
        Schulte Roth & Zabel LLP